UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549




                                           FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.




  Commission File Number:  333-118640-04


    Park Place Securities, Inc.
    Asset Backed Pass-Through Certificates,
    Series 2004-WW1  Trust

  (Exact name of Registrant as specified in its charter)




    c/o Wells Fargo Bank, N.A.
    9062 Old Annapolis Road
    Columbia, MD 21045
    (410) 884-2000



     (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


  A1A

  A1B

  A1C

  A1D

  A2

  A3

  A4

  A5

  AIOS

  CE

  M1

  M10

  M11

  M2

  M3

  M4

  M5

  M6

  M7

  M8

  M9

  P

  RX

  R


  (Title of each class of securities covered by this Form)

     None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)



  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)           / /

     Rule 12g-4(a)(1)(ii)          / /

     Rule 12g-4(a)(2)(i)           / /

     Rule 12g-4(a)(2)(ii)          / /

     Rule 15d-6                    /X/

     Rule 12h-3(b)(1)(i)           /X/

     Rule 12h-3(b)(1)(ii)          / /

     Rule 12h-3(b)(2)(i)           / /

     Rule 12h-3(b)(2)(ii)          / /


  Approximate number of holders of record as of the certification or notice date:
                Less than 300 Holders




  Pursuant to the requirements of the Securities Exchange Act of 1934,

    Park Place Securities, Inc.
    Asset Backed Pass-Through Certificates,
    Series 2004-WW1  Trust


  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: 01/20/2005
  By: /s/ Beth Belfield, Assistant Vice President



  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.